Exhibit 6.4

Investor Benefit Agreement

This Investor Benefit Agreement (“Agreement”), is effective as of [                                        ] (the “Effective Date”) by and between Esoteric Brewing Company, LLC. (“Company”), a Ohio limited liability company, and [                                                                        ], an individual resident of the state of [                    ], (“Investor”). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1.	Investment Agreement. On or before the Effective Date, Company and Investor entered into a Subscription Agreement dated [ ] (the “Investment Agreement”) pursuant to which Investor invested in or loaned Company [U.S.$ ] (the “Investment Amount”).

2.	Investment Benefits. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in Exhibit A attached.

3.	Term. This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4.	General Provisions.
a.	Governing Law. This Agreement shall be governed by the laws of the State of Ohio, excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts located in Ohio.

b.	Severability. If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

c.	No Assignment. This Agreement and Contractor’s rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company’s express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

d.	Notices. Each party must deliver all notices, consents, and approvals required or permitted under this Agreement in writing to the other party at the address listed in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

e.	Waiver. All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

f.	Entire Agreement; Amendments. This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

(“COMPANY”)	(“INVESTOR”)

Signed:	Signed:

Name:	Name:

Address:	Address:

Exhibit A - Investment Benefits

The Company will provide investors perks based on the thresholds of their investment as per the following list below*:

+$100: Esoteric Glassware (First 250). Esoteric glassware features the logo and is the ideal shape to experience the flavors of our beer styles.

+$250: Esoteric Tile Coasters + previous perks (First 200). These Esoteric coasters will be a beautiful set for your home bar or entertainment area.

+$500: Esoteric Keychain and Growler with 10% merch discount (excluding alcohol) + previous perks (First 150). The bottle-opener keychain doubles as a re-usable discount card for whenever you buy merchandise on-site.

+$1000: Bottle Release Club Member & Esoteric Beer Caddy + previous perks (First 100). You’ll get first access to all of special bottle releases.

+$5,000 - Esoteric Bottle & Stemware Rack + previous perks (First 50). The rack is a perfect way to store bottles in your home collection.

+$10,000 - Esoteric Private Opening Party + previous perks (First 25). We’ll host a private party for you and 4 of your friends before we do the grand opening.

+$25,000 - Esoteric Whiskey Barrel + Brew with the Founder’s Day + previous perks (First 10). You get a day to brew with our master brewer and create your very own batch of whiskey barrel-aged beer. You get to keep the barrel too!

*Disclaimer: Actual items you receive may look slightly different from the pictures.